UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

           GRUPO AEROPORTUARIO DEL PACIFICO  S.A.B. de C.V. (“GAP”) ANNOUNCES
AGREEMENT REACHED AMONG SHAREHOLDERS OF AEROPUERTOS MEXICANOS DEL
PACIFICO (“AMP”), GAP’S STRATEGIC PARTNER

Guadalajara, Jalisco, Mexico, December 1, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that it has received notice from the shareholders of Aeropuertos Mexicanos del Pacífico, S.A. de C.V. (“AMP”) (AENA Internacional, Desarrollo de Concesiones Aeroportuarias (DCA) and Controladora Mexicana de Aeropuertos, S.A. de C.V. (CMA)), GAP’s strategic partner, which states that in accordance with the intention agreement announced on November 3, 2011, GAP was informed that the strategic partner signed an agreement to terminate the legal proceedings they had commenced as a result of the conflicts. As a consequence:

·	Legal disputes among AMP’s shareholders are terminated.

·	The agreement guarantees a mechanism for decision-making by consensus.

·	The shareholders will continue to develop GAP and defend the rights granted to them by the Mexican Government.

The agreement confirms the original ownership percentage of each of AMP’s three partners and guarantees their respective participation in GAP through the adoption of a mechanism for decision-making by consensus.

Among the agreed upon actions to normalize the activities within AMP and GAP is the calling of a General Shareholders’ Meeting for GAP, whose agenda will include, among other items, the proposal that the position of Chairman of GAP’s Board of Directors be retaken by CMA, the Mexican strategic partner.

* * *

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

In addition, AMP’s shareholders will implement new rules for their participation, coexistence and management in relation to GAP. AMP’s shareholders have also committed to defend the rights the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) bestowed to AMP as GAP’s Strategic Partner.

The signing of this agreement marks a new stage for Grupo Aeroportuario del Pacífico, S.A.B. de C.V., in which the Strategic Partner will focus on strengthening GAP’s network of 12 terminals, increasing the flow of passengers, improving services and achieving benefits for GAP’s shareholders and its thousands of users.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: December 1, 2011